Exhibit 99.(a)(5)(E)

Randstad Holding nv
Diemermere 25, Diemen
P.O. Box 12600, NL-1100 AP Amsterdam

Press release	Date
1 August 2011
For more information
Jan-Pieter van Winsen/Machteld Merens
Telephone
+31 (0)20 569 56 23

Randstad commences tender offer to acquire SFN Group

With reference to the announcement of July 20, 2011, Randstad Holding nv (RAND.AS) today announces that it will commence a tender offer, through its indirect wholly owned subsidiaries Randstad North America LP and Cosmo Delaware Acquisition Corp., for all of the outstanding shares of common stock, of SFN Group, Inc. (NYSE: SFN) for $14.00 per share in cash, without interest and less any required withholding taxes.

The tender offer will expire at 5:00 P.M., New York City time, on August 29, 2011, unless extended in accordance with the terms of the merger agreement and applicable SEC rules and regulations.

The tender offer is subject to customary closing conditions set forth in the Offer to Purchase including regulatory approvals and the tender of at least more than 50% of SFN Group’s outstanding shares. The transaction has been unanimously approved by the boards of both companies. Following acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement and described in the Offer to Purchase, SFN Group will become an indirect, wholly owned subsidiary of Randstad.

Randstad North America, L.P. and Cosmo Delaware Acquisition Corp. are filing with the Securities and Exchange Commission (SEC) today a tender offer statement on Schedule TO, including an Offer to Purchase, related Letter of Transmittal and other related materials, setting forth the complete terms and conditions of the tender offer. SFN Group is also filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth, among other things, the recommendation of the SFN Group board of directors that SFN’s shareholders tender their shares into the tender offer.

The Depositary Agent and Information Agent for the tender offer are Computershare Trust Company, N.A. and Georgeson Inc., respectively. The tender offer materials may be obtained via the Information Agent for the tender offer toll-free at (888) 661-5651 or via the SEC’s website at www.sec.gov. A copy of the tender offer statement and SFN Group’s solicitation/recommendation statement on Schedule 14D-9 will be made available for all shareholders of SFN Group, at no charge, at www.sfngroup.com.

Randstad Profile

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection, and HR Solutions. The Randstad Group is one of the leading HR services providers in the world with top three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland and the UK, as well as major positions in Australia and the United States. End 2010 Randstad had approximately 27,500 employees working from close to 4,200 branches and inhouse locations in 43 countries around the world. Randstad generated a revenue of € 14.2 billion in 2010. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the NYSE Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information see www.randstad.com.

SFN Group Profile

SFN Group (NYSE:SFN) is a strategic workforce solutions company that provides professional services and general staffing to help businesses more effectively source, deploy and manage people and the work they do. As an industry pioneer, SFN Group has sourced, screened and placed millions of individuals in temporary, temp-to-hire and full-time jobs for more than 65 years. With approximately 560 locations in the United States and Canada, SFN delivers strategic workforce solutions that improve business performance. From outsourcing to technology to professional services to staffing, SFN delivers the best combination of people, performance and service to improve the way work gets done. It provides its services to over 8,000 customers, from Fortune 500 companies to a wide range of small and mid-size organizations. The company employs more than 170,000 people annually through its network and is one of North America’s largest employers. SFN provides its solutions through a family of specialized businesses: Technisource, Tatum, The Mergis Group, Todays Office Professionals, SourceRight Solutions and Spherion Staffing Services. To learn more, visit www.sfngroup.com.

Disclaimer, Securities Law Disclosure and Additional Information

This press release is for informational purposes. It does not constitute an offer to purchase or a solicitation of an offer to sell securities. Randstad North America L.P. and Cosmo Delaware Acquisition Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and SFN Group will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by SFN Group’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to SFN Group’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov.

Certain statements in this document concern prognoses about the future financial condition, risks, investment plans and the results of operations of Randstad Holding and its operating companies as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include, but are not limited to, general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in legislation (particularly in relation to employment, staffing and tax laws), the role of industry regulators, future currency and interest fluctuations, our ability to identify relevant risks and mitigate their impact, the availability of credit on financially acceptable terms, the successful completion of company acquisitions and their subsequent integration, successful disposals of companies and the rate of technological developments. These prognoses therefore apply only on the date on which this document was compiled.